Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
www.lundinmining.com

NEWS RELEASE

LUNDIN MINING TO SELL SALAVE GOLD PROJECT

Toronto, February 11, 2010 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") today reported that it has entered into an agreement with Dagilev Capital Corp ("DCC")(TSXV: DCC.P) for the sale of the Salave gold project in northern Spain. At closing, Lundin Mining will receive an up]front payment of €500,000 and 5,296,688 shares in DCC, representing 19.99% of the issued and outstanding shares of DCC. The Company will also be entitled to nominate one board member to DCC’s Board of Directors. The Company will receive a future additional payment of €20 million upon the receipt by DCC of all necessary approvals to construct and operate an open pit mining operation to produce a minimum of 800,000 ounces of gold. The sale is conditional on several factors being satisfied in addition to regulatory approvals. If underlying conditions are satisfied, the sale is expected to close on or about March 17, 2010.

Paul Conibear, Lundin Mining’s Senior Vice President, Corporate Development said, "The Salave project is not core to Lundin Mining and we believe that by selling it to DCC we substantially enhance the prospect of this project being brought into production and thus generating full value for us."

The project was acquired by Lundin Mining in August 2007 through its purchase of Rio Narcea and assessed a fair value of €35 million at that time. The Company is assessing the carrying value in relation to the fair value of the proceeds to be received at the date of closing and will record a write down to the carrying value as at December 31, 2009 to reflect any estimated impairment at that date.

About Lundin Mining

Lundin Mining Corporation ("Lundin", "Lundin Mining" or the "Company") is a diversified base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves] Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Marie Inkster, Chief Financial Officer: +1-416-342-5568
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is "forward] looking information" within the meaning of the Ontario Securities Act or "forward] looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward] looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward] looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward] looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward] looking statements. Accordingly, readers are advised not to place undue reliance on forward] looking statements.